Exhibit 4.13

Summary

of

Property Leasing Framework Agreement

Between

Registrant

and

China Telecom Group

dated August 30, 2006

Pursuant to the Property Leasing Framework Agreement, the Twenty Provincial Telecom Companies under the Company lease properties from the Provincial Subsisting Companies for use as business premises, offices, equipment storage facilities and sites for network equipment. In addition, the Twenty Provincial Telecom Companies also lease certain properties to the Provincial Subsisting Companies. The rent payable under the relevant leases shall be determined based on the market price with reference to the standards set forth by local pricing authorities. The two parties make the following statements and pledges to each other: Both parties are companies or organizations formally organized, established, registered and effectively subsisting according to relevant laws of People’s Republic of China. Both enjoy full rights and authorizations (including rights and authorizations given by relevant laws or the two parties or other relevant parties) to possess, lease out, lease and operate its properties, and to sign and fulfill this agreement. The lessor hereby makes the follow statements and pledges to the lessee: (1) The lessor is the sole legal possessor of the ownership of the property for leasing and has the full right to lease out on its own the property to the lessee for payment in accordance with this agreement; (2) When the leased property is turned over to the lessee, the property should have complete structure and be in good conditions so that it can perform the functions stated in this agreement for the lessee; (3) The lessor promises that the lessee has the right to end this agreement anytime if the above statements and pledges are found untrue. In addition, the lessor has agreed to make full compensation for all the economic losses suffered by the lessee on this account. The lessee hereby makes the following statements and pledges to the lessor: The lessee should pay relevant rent to the lessee according to the third term of this agreement. In the case that the lessee has been in arrears in its rent for more than 10 days, not only does the lessee have to pay all the delayed rent, but also the lessor has the right to claim compensation accounting for 0.05% of the total amount of the delayed rent for its relevant losses. In the case that the lessee has been in arrears in its rent for over 60 days, the lessor has the right to end this agreement and claim a 0.05% of the total amount of rent for the whole year as its full and final compensation. During the period of lease, the lessee should abide by relevant laws and regulations of China and shoulder full responsibilities for the security, fireproofing and environmental problems. The Property Leasing Framework Agreement will expire on 31 December 2007, and may be renewed for further periods of one year upon expiration without limit in the number of renewals, unless the Company provides notice of non-renewal in writing to the China Telecom Group three months prior to the end of the relevant term.